UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Electronic Servitor Publication Network, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

None

(CUSIP Number)

Laurence Eric Swann

33 Gulf Breeze Dr.

Santa Rosa Beach, FL 32459

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laurence Eric Swann
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,660,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,660,000 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,660,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shares (“Shares”) were issued pursuant to the Restricted Stock Award Agreement, with 60,000 of the Shares vesting on September 29, 2023 and one-twelfth (1/12th) of the remaining Shares vesting on the first day of each fiscal quarter thereafter, subject to the Reporting Person continuing to be a service provider through each such date.

CUSIP No.	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Electronic Servitor Publication Network, Inc. (the “Issuer”) by the reporting persons named herein (“Reporting Person” or “Mr. Swann”).

The address of the principal executive offices of the Issuer is 400 1st Ave. N., Suite 100, Minneapolis, MN 55401.

Item 2.  Identity and Background.

(a) This statement on Schedule 13D is being filed by Laurence Eric Swann, a United States citizen, a consultant for Electronic Servitor Publication Network, Inc. The principal business and office address for Mr. Swann is 33 Gulf Breeze Drive, Santa Rosa Beach, FL 32459.

(b) Reserved.

(c) During the last five years, the Reporting Person has not been:

(1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The Issuer issued the Reporting Person 3,660,000 shares pursuant to the terms of the Restricted Stock Award Agreement by and between the Issuer, dated September 29, 2023. The Shares are being issued as compensation under the terms of his consulting agreement with the Issuer (described herein).

Item 4.  Purpose of Transaction.

On September 29, 2023, the Company entered into a three-year Consulting Agreement (“Consulting Agreement”) with Laurence Eric Swann to perform business and financial consulting services, including business development, corporate strategies, market positioning, investor relations, and other related services. Mr. Swann has worked in finance since 1987 and brings over 35 years of experience investing in and working with both public and private companies.  He was a founding partner of Leerink Swann and has more recently dedicated his time to medical technology and life science companies working alongside entrepreneurial management teams with unique products in dynamic industries. The Company agreed to issue Mr. Swann 3,660,000 shares of the Company’s common stock (the “Stock Grant”) pursuant to the terms of a Restricted Stock Agreement by and between the Company and Laurence Eric Swann dated September 29, 2023. The Stock Grant was issued in accordance with the terms of the Company’s 2023 Equity Incentive Plan.

CUSIP No.	13D	Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Swann is a party to the Consulting Agreement with the Issuer, dated September 29, 2023, pursuant to which Mr. Swann provides business and financial consulting services to the Issuer. Mr. Swann’s compensation for such services includes 3,660,000 shares of the Issuer’s Common Stock under the Issuer’s 2023 Equity Incentive Plan in accordance with the terms of the Restricted Stock Award Agreement.

The description of the Consulting Agreement contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Consulting Agreement, which is filed as Exhibit B hereto and is incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description
A	Restricted Stock Award Agreement dated September 29, 2023 (previously filed with the Issuer’s Current Report on Form 8-K, filed on October 4, 2023 and incorporated herein by reference)
B	Consulting Agreement dated September 29, 2023 (previously filed with the Issuer’s Current Report on Form 8-K, filed on October 4, 2023 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAURENCE ERIC SWANN

Dated: October 13, 2023	/s/ Laurence Eric Swann
Laurence Eric Swann